McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

August 29, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Ten, Inc.

Post Effective Amendment No. 2 to Form S-11

File No. 333-168971

Ladies and Gentlemen:

In response to the oral comment we received from the Staff of the Division of Corporation Finance on August 29, 2010, Apple REIT Ten, Inc. (the “Company”) will amend the table that appears on the bottom of page S-3 of its Prospectus Supplement No. 8 to include a column that shows “Net Income/(Loss)” from inception through June 30, 2011. The amended table will read as follows:

	Total Distributions Declared and Paid per Share	Total Distributions Declared and Paid	Net Cash From/(Used in) Operations(1)	Net Income/(Loss) (1)
For the period August 13, 2010 (initial capitalization) through December 31, 2010	$—	$—	$(6,000)	$(31,000)
1st Quarter 2011	0.13750	1,855,000	(2,488,000)	(2,390,000)
2nd Quarter 2011	0.20625	5,753,000	(1,059,000)	(1,179,000)
	$0.34375	$7,608,000	$(3,553,000)	$(3,600,000)

Note for Table:

(1) See complete consolidated statement of cash flows and consolidated statement of operations for the six months ending June 30, 2011 included in our most recent Form 10-Q for the quarter ended June 30, 2011.

Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles
New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

August 29, 2011

As you will note, the table, as revised, shows both total distributions and net loss from inception to June 30, 2011, as well as distributions and net loss for each financial reporting period. If agreeable to the staff, we will file the amended Prospectus Supplement No. 8 via 424(b)(3) as soon as possible.

In connection with the undertakings in this letter, the Company would respectfully request that its Post Effective Amendment No. 2 would be declared effective as soon as possible.

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471. Thank you very much for your assistance with these matters.

Very truly yours,

/s/ Martin B. Richards